UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           HYDRON TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  449020106000
             ------------------------------------------------------
                                 (CUSIP Number)

    Richard Banakus                                 Jeffrey R. Mann
  82 Verissimo Drive                       Rubin Baum Levin Constant & Friedman
Novato, California 94947                   30 Rockefeller Plaza, 29th Floor
   (415) 897-9167                                 New York, New York 10112
                                                    (212) 698-7700
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 27, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages
                                No Exhibit Index

                                  SCHEDULE 13D

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CUSIP NO. 449020106000                                         Page 2 of 7 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Richard Banakus
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |x|
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*
      PF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                          |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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        NUMBER OF            7   SOLE VOTING POWER   1,520,000
          SHARES        --------------------------------------------------------
       BENEFICIALLY          8   SHARED VOTING POWER  0
         OWNED BY       --------------------------------------------------------
           EACH              9   SOLE DISPOSITIVE POWER  1,520,000
        REPORTING       --------------------------------------------------------
          PERSON             10   SHARED DISPOSITIVE POWER  0
           WITH
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,520,000
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  6.1%

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 14   TYPE OF REPORTING PERSON*
                                                   IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                          Schedule 13D Amendment No. 1
                            Hydron Technologies, Inc.

      This Amendment No. 1 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of April 7, 1994 (the "Schedule 13D") by Richard Banakus (the "Filing Person") relating to the common stock, par value $.01 per share (the "Common Stock") of Hydron Technologies, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

      The shares of Common Stock of the Issuer beneficially owned by the Reporting Person were purchased in open market brokerage transactions, privately negotiated transactions or through the issuance of options. The aggregate amount of funds used to purchase the 1,520,000 shares of Common Stock of the Issuer beneficially owned by the Filing Person was $3,824,156. All of such purchases were made with the Filing Person's personal funds.

Item 4. Purpose of the Transaction.

      Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

      The shares of Common Stock acquired by the Filing Person were all acquired in open market brokerage transactions, privately negotiated transactions or through the issuance or exercise of options, in the ordinary course of business and solely for investment purposes. The Filing Person is filing this Amendment to Schedule 13D because, as a result of certain matters reported in this Item 4 and Item 6 below, he and the Additional Stockholders (as hereinafter defined) may be deemed to constitute a "group" under Rule 13d-5 ("Rule 13d-5") promulgated under the


                                Page 3 of 7 Pages

Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Filing Person and the Additional Stockholders are sometimes hereinafter collectively referred to as the "Reporting Persons."

      The Filing Person and Hugues Lamotte, Donald Bakalor, Oddvin Lokken, Etienne des Roys, Jean-Francois Vert, Ira Alpert, Per K. Reichborn, David Baker and Bernard D. Gold (the "Additional Stockholders") have filed, contemporaneously with the filing by the Filing Person of this Amendment, a
Schedule 13D and a Joint Filing Statement relating to the event date of May 27, 1997 (the "Group Schedule 13D"), which filing is hereby incorporated in this Amendment by reference in its entirety. The filing of the Group Schedule 13D shall not be construed as an admission that the Filing Person is acting with the Additional Stockholders as a group within the meaning of Rule 13d-5.

      Although the shares of Common Stock purchased by the Filing Person were acquired solely for investment purposes, the Filing Person and some or all of the Reporting Persons intend to pursue discussions with the Issuer's management in the future to consider various possible actions with respect to the Issuer that might maximize value for the Issuer's shareholders, including without limitation, the replacement of certain senior executive officers and directors of the Issuer and restrictions on the payment of executive compensation and the payment of dividends. In the event any such discussions with management do not result in the creation of opportunities for enhancing shareholder value, the Filing Person and some or all of the other Reporting Persons may consider the solicitation of proxies.


                                Page 4 of 7 Pages

      The Filing Person reserves the right to make purchases of shares of Common Stock from time to time in the open market or otherwise and to dispose of any or all of the shares of Common Stock held by him at any time. The Filing Person's determination with respect to the foregoing possibilities will depend upon the performance of the Issuer's management and other factors, including, but not limited to, some or all of the following: market activity in shares of Common Stock, the Filing Person's evaluation of the Issuer and its prospects, the Filing Person's analysis of the industry in which the Issuer operates and general market and economic conditions.

      The Filing Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D except to the extent described in this Item 4 and Item 6 below, to which reference is hereby made. The Filing Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

      (a) The aggregate number of shares of the Issuer's stock of which the Filing Person is considered the beneficial owner for purposes of Section 13(d) of the Exchange Act is 1,520,000, representing approximately 6.1% of the total number of such shares outstanding, assuming exercise of the Filing Person's options to purchase 20,000 shares of common stock of the Issuer. Such calculation of the percentage of the outstanding shares of Common Stock of the Issuer owned by the Filing Person is based upon the Issuer's statement in its annual report on Form 10-K for the fiscal


                                Page 5 of 7 Pages
year ended December 31, 1996 that the number of outstanding shares of Common Stock, as of March 27, 1997, was 24,776,816.

      (b) The Filing Person exercises the sole power to vote and the sole power to dispose of the shares of the Issuer's stock beneficially owned by him.

      The Filing Person disclaims beneficial ownership of shares of Common Stock that are, or may be deemed to be, beneficially owned by or on behalf of any other person, to the extent beneficial ownership by such person of such shares of Common Stock may result from such other person's being deemed to be a member of a group, for purposes of Rule 13d-5, with the Filing Person.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

      Except to the extent described in Item 4 above and in this Item 6 (and the Joint Filing Statement attached as Exhibit 1 to the Group Schedule 13D), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Person and any of the other Reporting Persons or with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.)


                                Page 6 of 7 Pages

      One of the Reporting Persons, Bernard Gold ("Gold"), has submitted to the Issuer a proposal for shareholder approval at the Issuer's next annual meeting of shareholders, which proposal seeks to impose restrictions on the grant of cash bonuses and stock options to employees or directors of the Issuer (subject to pre-existing contractual obligations of the Issuer) and to require that excess cash of the Issuer be utilized to repurchase shares of Common Stock of the Issuer rather than for the payment of dividends or other distributions to shareholders. In addition, the proposal would require that any increase in salary or award of stock options be contingent upon an increase in earnings per share of the Issuer of at least 50% over that reported for fiscal year 1994. The Filing Person and the other Reporting Persons currently intend to vote all of the shares of Common Stock held by them in favor of such proposal.

      The proposal submitted by Gold is attached as Exhibit 2 to the Group
Schedule 13D.

      The Reporting Persons have agreed to share the legal costs and expenses in connection with the preparation and filing of the Group Schedule 13D, pro rata on the basis of the shares of Common Stock owned directly by each Reporting Person, and may also do so in connection with any subsequent actions taken by the Reporting Persons in furtherance of the objectives described in Item 4 above and this Item 6.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 1997


                                Page 7 of 7 Pages

                                           -------------------------------------
                                                      RICHARD BANAKUS


                                Page 8 of 7 Pages